SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20459

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

January 16, 2003

Telefónica Móviles, S.A
(Exact name of registrant as specified in its charter)

Telefónica Mobile, Inc.
(Translation of registrant’s name into English)

Goya, 24
28001 Madrid, Spain 3491-423-4004
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica Móviles, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Brasilcel, N.V., controlled 50% by Telefónica Móviles, S.A. and 50% by PT Móveis, through its subsidiary Telesp Celular Participaçoes, has entered into an Agreement for the Acquisition of the Brazilian cellular company Tele Centro Oeste Celular Participaçoes.	3

NOTICE OF CORPORATE ACTION

TELEFÓNICA MÓVILES, S.A.

Madrid, January 16th 2003

We hereby inform that Brasilcel N.V., having Telefónica Móviles, S.A. and PT Móveis respectively 50% of its share capital, and holding company of the shares of the cellular subsidiaries that both companies have in Brazil, has entered into an agreement (through its subsidiary Telesp Celular Participaçoes) with the Brazilian company Fixcel, for the acquisition of the 61.10% of the ordinary shares with voting rights of the Brazilian cellular company Tele Centro Oeste Celular Participaçoes (TCO), which represents 20.37% of the total Capital of TCO.

The price agreed for the purchase has been established in 1.408 millions Reais (approximately 404 millions euros). This price is subject to adjustments in accordance with the due diligence to be initiated at TCO in an early date. This adjusted price will serve as a basis for the price of the Tender Offer mentioned in the next paragraph.

The operation is structured in three different stages. First of all Brasilcel N.V., through its subsidiary Telesp Celular Participaçoes, will acquire to Fixcel the 61,10% of the voting ordinary shares of TCO. Once this acquisition is executed, pending on the approval of the Brazilian Regulatory authorities, a Tender offer for the acquisition of ordinary shares from non-controlling shareholders of TCO will be made, under the current Brazilian legislation of Capital Markets.

After the Acquisition and the Tender Offer are completed, an exchange offer of shares will be carried out. This exchange will confer to this Company the opportunity of controlling the 100% of the share Capital of TCO. The exchange ratio to be offered will be 1,27 preferred shares issued by TCP for each share of TCO. This ratio will be adjusted by the results of the aforementioned due diligence to be concluded at TCO and its controlled companies. With the exchange of shares, Brasilcel N.V. expects to reduce its direct or indirect participation in the share capital of Telesp Celular Participaçoes in an amount of approximately 51% of its total capital.

This Acquisition is part of the Agreement signed between Telefónica Móviles, S.A. and Portugal Telecom SGPS, S.A., by virtue of which both companies transferred all their assets in the Brazilian cellular market to a Joint Venture, in order to develop their cellular business in Brazil.

Mr. Antonio Hornedo Muguiro
General Counsel of Telefónica Móviles, S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica Móviles, S.A.

Date: January 16, 2003	By:	/S/ ANTONIO VIANA-BAPTISTA
Name: Antonio Viana-Baptista
Title: Chief Executive Officer